

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2013

Via E-mail
Glen C. Warren, Jr.
President, Chief Financial Officer
  and Secretary
Antero Resources Corporation
1625 17<sup>th</sup> Street
Denver, Colorado 80202

      **Re:    Antero Resources Corporation**
              **Amendment No. 2 to Registration Statement on Form S-1**
              **Filed August 30, 2013**
              **File No. 333-189284**

Dear Mr. Warren:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Selected Historical Consolidated Financial Data, page 53

1. We note your response to comment 10 and the revised disclosure provided in response to comment 11 in our letter dated August 16, 2013. Your revised disclosure states that realized gains or losses result from cash receipts or payments on settled derivative instruments. Because you do not designate your derivatives as accounting hedges, all mark-to-market gains or losses are recognized in your results of operations (i.e., changes in the fair value of unsettled commodity derivative instruments are recognized as an unrealized gain or loss throughout the life of the derivative

instrument).  With regard to settled derivative instruments, please tell us whether previously recognized unrealized gains or losses are reversed as indicated on page 61 of your filing.

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-46

Oil and Gas Reserves, page F-47

2.  We re-issue prior comment 24 in our letter of August 16, 2013, in part, relating to the explanation of the changes in proved reserves as disclosed in Amendment 2 to Form S-1 for the period ending December 31, 2012.   Please tell us why you have determined the change in reserve quantities relating to the realization and execution of certain gas processing agreements should be classified as an extension/discovery rather than classified under another change category such as revisions to previous estimates or improved recovery.  Please formulate your response based on the definitions of the change categories as set forth in FASB ASC paragraph 932-235-50-5.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Buskirk at (202) 551-3717 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters or John Hodgin, Petroleum Engineer, if you have questions regarding the engineering comments. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc:     Via E-mail
        Matthew R. Pacey
        Vinson & Elkins L.L.P.